SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras maintains position on the Dow Jones Sustainability Index

(Rio de Janeiro September 4, 2008). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that for the third year in a row, Petrobras earned the right to be listed on the Dow Jones Sustainability Index (DJSI), the world’s most important sustainability index. With the renewal of the listing, the company consolidates itself as one of the eight most sustainable Brazilian companies.

To be listed on the index, which is used as an analysis parameter by socially and environmentally responsible investors, the economic, environmental, and social performances of upwards of 2,5000 companies in 57 industries all over the world are assessed. Nowadays, 20 international petroleum and gas companies integrate the index.

According to the index’s evaluation criteria, Petrobras stood out for its transparency, brand management, environmental performance, biodiversity, human resource development, and corporate citizenship, and its total score rose to 73 in 2008 (70 in 2007). The score increased in the “Economic Dimension” criterion, and the major highlight was the Exploration and Production criterion, which surged from 21% to 75%. Remaining listed on the index shows the efforts the Company has made in the past few years in the environmental area, in accounting process transparency, divulging, and in corporate governance have been acknowledged.

The results of this annual review will influence the decisions of asset managers in a global market of investors in socially and environmentally responsible companies. Nearly $6 billion are currently invested in funds based solely on companies listed on the DJSI.

In addition to aspects regarding sustainability, corporate governance, brand and risk management, the company assessment questionnaire also includes more specific issues such as climate change, requirements made of suppliers, and social project management.

The following Brazilian companies are listed on the DJSI: Aracruz Celulose, Banco Bradesco, Banco Itaú, Companhia Energética de Minas Gerais (CEMIG), Itaúsa Investimentos, Usiminas, and Votorantim Celulose e Papel. In the Oil and Gas sector, the list includes: AMEC, BG Group, BP, ENI, EnCana Corp., FMC Technologies, Gamesa Corporacion Tecnológica, Neste Oil Oyj, Nexen, Noble, Repsol YPF, and Royal Dutch.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 03, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.